Exhibit 23

Consent of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Federated Department Stores, Inc.:

We consent to the incorporation by reference to the registration statement (No. 333-104204) on Form S-8 of Federated Department Stores, Inc. of our report dated March 28, 2007 with respect to the statements of assets available for plan benefits of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. as of December 31, 2006 and 2005, and the related statement of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Executive Deferred Compensation Plan of Federated Department Stores, Inc.

Cincinnati, Ohio
March 30, 2007